Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami Beach, FL  33137

February 9, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          Swap-A-Debt, Inc.
                Amendment No. 4 to Registration Statement on Form S-1
Filed January 15, 2009
File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated February 4, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that your website indicates that you provide several services that are not addressed in your filing. In addition to peer to peer lending, your website indicates that you provide payday loan, money transfer, “Credit Doctor” and credit rating services. Please revise. Refer to Item 101 (c) of Regulation S-K.

Answer:
The reference to payday loans and money transfers has been removed from the website since the Company does not provide these services at this time. The disclosure regarding “Credit Doctor” and credit rating services has been maintained on the website since these are services currently being provided by the Company through 3rd party providers as disclosed in the S-1 Registration Statement.

Business Overview, page 1

2.
We note your disclosure that you are a development stage company and we also note that your website was recently launched. In light of this, please discuss, with a view towards disclosure, the source of the “testimonials” included on your website.

Answer:	The “testimonials” were used as placeholders and were for test purposes only and have been removed from the website.

Our Corporate Information, page 1

3.
We note your response to comment two of our January 9, 2009 letter and your revised disclosure. However, your disclosure in the ninth paragraph, fourth sentence on page one appears to contradict your revised disclosure in the second paragraph on page two with respect to why Bank of America declined to set up your API. Please revise.

Answer:	The disclosure in page one has been revised to be consistent with the disclosure on the second paragraph on page 2 with respect to why Bank of America declined to set up your API.

4.	We note that the fifth paragraph on page one is duplicative of the last paragraph on page one. Please revise.

Answer:                 The fifth paragraph on page one has been removed.

5.
We note that your web developer, Sudjam LLC, is an independent contractor. Please revise your filing to include as an exhibit any written contract between you and Sudjam. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Answer:                 This contract has been filed as an exhibit.

6.	We note your disclosure that you tentatively scheduled January 21, 2009 as a soft launch for your website. Please revise your disclosure to indicate the current status of your website.

Answer:
This section has been revised to disclose that the soft launch for the website occurred on January 22, 2009. The Soft-launch is being used for testing in a "live" environment. The Company is not accepting any accounts or advertising anything publicly. The testimonials, listings, payday loans and money transfer were set as placeholders for soft launch only. The basic functions of the website are functional.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board